555 California Street 12th Floor San Francisco, CA 94104	415.875.2300 Fenwick.com

Douglas N. Cogen dcogen@fenwick.com | 415-875-2409

August 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attention:	Christina Chalk, Senior Special Counsel
Blake Grady, Special Counsel

Re:	Pardes Biosciences, Inc.
Schedule 14D-9/A filed on August 17, 2023
File No. 005-93142

Dear Ladies and Gentlemen:

On behalf of our client, Pardes Biosciences, Inc. (“Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated August 24, 2023 (the “Comment Letter”) with respect to the Schedule 14D-9/A filed with the Commission by the Company on August 17, 2023 (as may be amended, restated or supplemented from time to time, the “Schedule 14D-9”). Concurrently with the filing of this letter and in order to address the Staff’s comments and make other updates to the Schedule 14D-9 and the Schedule 13E-3/A filed with the Commission by the Company on August 17, 2023 (as may be amended, restated or supplemented from time to time, the “Schedule 13E-3”), the Company has filed through EDGAR (i) Amendment No. 2 to the Schedule 14D-9 (the “14D-9 Amendment”) and (ii) Amendment No. 2 to the Schedule 13E-3 (the “13E-3 Amendment”). Set forth below are our responses to the Staff’s comments. For the Staff’s convenience, the numbered paragraphs below correspond to the numbered comments in the Comment Letter and the Staff’s comments are presented in bold italics. Capital terms used and not otherwise defined herein have the same meaning as specified in the above referenced filings.

Securities and Exchange Commission

August 28, 2023

Schedule 14D-9/A filed August 17, 2023

General

1.

We note that the registrant has applied for confidential treatment of certain information contained in exhibits (c)(3) through (c)(9). Any comments related to the registrant’s request for confidential treatment will be delivered under separate cover. Please note that, depending on the disposition of your confidential treatment request, you may be required to file additional unredacted exhibits, which in turn could require supplemental disclosure in the Schedule 14D-9. Please confirm your understanding.

The Company acknowledges the Staff’s comment and confirms its understanding. Based on the conference call held between us and the Staff on August 25, 2023, the Company has re-filed as exhibits (c)(10), (c)(11), (c)(12), (c)(13), (c)(14) and (c)(15) to the 13E-3 Amendment the materials previously filed as exhibits (c)(4), (c)(5), (c)(6), (c)(7), (c)(8) and (c)(9), respectively, to the Schedule 13E-3, in order to unredact from such exhibits certain information with respect to counterparties with which the Company did not enter into a confidentiality agreement during its strategic process.

Background of the Offer and the Merger, page 26

1.

Refer to our initial comment 18, which we reissue. We note your disclosure that the “Special Committee and non-recused members of the Pardes Board considered each of the analyses performed by Leerink Partners in the context of the opinion provided by Leerink Partners.” In this respect, if the Special Committee and non-recused members of the Pardes Board have not adopted Leerink Partners’ analysis as their own, describe their own analysis of Leerink Partners’ report and the underlying data and analyses described therein.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 2 of the 14D-9 Amendment.

Securities and Exchange Commission

August 28, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2409, or, in my absence, Ran D. Ben-Tzur, at (310) 434-5403.

Sincerely,

FENWICK & WEST LLP

/s/ Douglas Cogen

Douglas Cogen

Enclosures

cc:	Thomas G. Wiggans, Chief Executive Officer, Pardes Biosciences, Inc.

Heidi Henson, Chief Financial Officer, Pardes Biosciences, Inc.

Elizabeth H. Lacy, General Counsel, Pardes Biosciences, Inc.

Ethan A. Skerry, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

Jennifer J. Hitchcock, Fenwick & West LLP

Michael S. Pilo, Fenwick & West LLP